

August 16, 2012

Via E-mail
Mr. Brendan Brennan
Chief Financial Officer
ICON Public Limited Company
South County Business Park
Leopardstown, Dublin 18
Ireland

Re: **ICON Public Limited Company**
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012
File No. 333-08704

Dear Mr. Brennan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating Financial Review and Prospects
Overview, page 26

1. Please provide us proposed disclosure to be included in future periodic reports that includes the cancellations for the periods presented. If you determine that project cancellations and delays for the periods presented are immaterial to your results of operations and cash flows, please indicate such in your proposed disclosure.

2. You disclose on page 106 that income (loss) from operations in Ireland decreased from $54.1 million in 2009 to $36.6 million in 2010 to ($34.7) million in 2011. You also disclose on page 105 that over this same period, revenues in Ireland decreased from $151.6 million in 2009 to $128.8 million in 2010 to $88.9 million in 2011. Please provide us proposed revised disclosure to be included in future periodic reports that

separately quantifies and discusses the decreases in revenues and income from operations in Ireland. Please see Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 31

3. You indicate that the most significant influence on your operating cash flow is revenue outstanding. You also indicate that the number of days revenue outstanding at December 31, 2011 was 47 days compared to 37 days at December 31, 2010. Please provide us proposed revised disclosure to be included in future periodic reports that discusses the reasons for the increase and the expected effects of the increase and any expected further increases on future results of operations and financial position.

Contractual Obligations Table, page 33

4. Please provide us a proposed revised table to be provided in future periodic reports that includes the performance milestones payable related to your acquisitions.

Financial statements of ICON plc and subsidiaries

Note 4. Goodwill, page 81

5. You disclose in the table reconciling the opening goodwill balance to closing goodwill balance that the goodwill related to current period acquisitions was $83.7 million at December 31, 2011. ASC 805-30-30-1 indicates that goodwill is the excess over consideration transferred and the net of identifiable assets acquired and liabilities assumed. In the case of your acquisitions of Firecrest Clinical and Oxford Outcomes, consideration transferred would include the fair value of contingent consideration related to your performance milestones in accordance with ASC 805-30-30-7(d). It appears that you did not factor in the value of the contingent consideration in determining the amount of consideration transferred in these acquisitions. Please provide us your accounting analysis that supports the fair value of the performance milestones and the amount of consideration transferred in the Firecrest Clinical and Oxford Outcomes acquisitions.

6. Please tell us how you determined the fair value of and why you did not account for the put and call options as part of the Oxford Outcomes acquisition on the acquisition date. Please provide us your analysis that supports your accounting for these options.

17. Business Segment Information, page 105

7. Please provide us proposed disclosure to be included in future periodic reports showing the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. Refer to ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant